Exhibit 77D - Government & Agency Securities
Portfolio (a series of Cash Account Trust)

At a meeting held September 10-11, 2009 the Board of Trustees of Government & Agency
Securities Portfolio (the "Portfolio") approved a proposal to eliminate the Portfolio's non-fundamental investment policy permitting investment in unaffiliated money market mutual funds.

C:\Documents and Settings\e457772\Local
Settings\Temporary Internet Files\OLK21\Exhibit
77D CAT.doc